375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

August 25, 2009

Via electronic mail at dcaoletters@sec.gov

Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Restatement of Financial Statements by Live Current Media Inc.
       Your File No.:  000-29929

Ladies and Gentlemen:

Live Current Media Inc. builds businesses around domain names that we own.  Currently, almost all of our revenues are generated by www.perfume.com, a website that sells fragrances and other beauty products.

We are a smaller reporting company with common stock registered pursuant to section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and, as such, we are required by section 13 of the Exchange Act to file periodic reports with the Securities and Exchange Commission.

On June 18, 2009 we were advised by Ernst & Young, our independent registered public accounting firm, that the audit opinion dated March 24, 2009 on our December 31, 2008 consolidated financial statements could no longer be relied upon.  We were further advised by Ernst & Young that there were errors in our September 30, 2008 interim consolidated financial statements, in our December 31, 2008 consolidated financial statements and in our March 31, 2009 interim consolidated financial statements.  Based on the foregoing, our Chief Executive Officer and Principal Financial Officer concluded that the previously filed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 should no longer be relied upon due to errors in the consolidated financial statements which include the following:

(i)           Warrants that we issued in conjunction with a financing that we closed on November 19, 2008 should have been valued and classified as a liability in our financial statements, rather than as equity.  This will require an adjustment in our consolidated financial statements at December 31, 2008 and March 31, 2009.

Office of the Chief Accountant
Division of Corporation Finance
August 25, 2009

(ii)           As part of the acquisition of Entity Inc. (“Auctomatic”), we agreed to issue a total of approximately 1,000,000 shares to the former shareholders of Auctomatic.  Of these, 413,604 shares were to be issued to three members of Auctomatic’s management, one third each on the first, second and third anniversaries of the transaction, conditional on the individuals remaining as our employees.  The portion of the fair value of the shares to be issued based on the period of service these individuals provided to us, computed in relation to the period of service required for the individuals to become entitled to the shares, should have been recorded as an expense in our consolidated financial statements at June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009.

(iii)           As part of the employment agreement signed with our President and Chief Corporate Development Officer that became effective January 1, 2008, we are required to pay him a bonus of CDN $100,000 on January 1, 2009 and CDN $100,000 on January 1, 2010.  These bonuses are to be paid only if he remains an officer of the Company at those dates.  A portion of these bonuses should have been accrued as a liability and recorded as additional compensation expense in our consolidated financial statements at September 30, 2008, December 31, 2008 and March 31, 2009.

Since filing the Current Report on Form 8-K disclosing our need to restate these financial statements, we have determined that the financial statements that were included in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 were also impacted by the errors set forth above, as well as by the following errors:

(i)           As part of the employment agreement signed with our former President and Chief Operating Officer, Jonathan Ehrlich, that became effective September 11, 2007, we were required to pay him bonuses of CDN $250,000 on October 1, 2008 and CDN $250,000 on October 1, 2009.  These bonuses were to be paid only if he remained an officer of the company at those dates.  A portion of the bonus should have been accrued as a liability and recorded as additional compensation expense in our consolidated financial statements at March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009.

(ii)          As part of the acquisition of Auctomatic, we calculated the purchase price allocation based on an average share price of $2.672 at the date of the announcement of the acquisition.  Since the number of shares to be issued under the merger agreement was to be defined closer to the closing date of the merger, the purchase price allocation should have been calculated on an average share price of $2.922 at the date of closing.  This resulted in an error in the purchase price allocation whereby the goodwill was recorded incorrectly in our consolidated financial statements at June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009.

Office of the Chief Accountant
Division of Corporation Finance
August 25, 2009

(iii)         The calculation of stock based compensation for stock options granted under our Stock Option Plan were based on a Black-Scholes valuation utilizing an expected life of 3 years.  According to GAAP, a company with limited historical data pertaining to stock options should calculate the term of its stock options using a defined formula.  As a result, the term has been revised to 3.375 years, and the incremental stock based compensation expense has been recorded in our consolidated financial statements at March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008, and March 31, 2009.

(iv)         In Q1 2008, we acquired additional shares in our subsidiary, Domain Holdings Inc. in exchange for settling intercompany debt.  This was recorded as a step-acquisition of additional interest in this subsidiary.  This resulted in goodwill and an effect to the non-controlling interest (NCI) in our consolidated financial statements at March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009, none of which was previously recorded.

(v)          We are required to estimate our deferred tax liability in relation to potential taxes owing on any gains on disposal of our domain name intangible assets.  US GAAP does not permit taxable temporary differences associated with indefinite life intangible assets to be considered as evidence to otherwise reduce a valuation allowance associated with deductible timing differences in the same entity.  As a result, we are required to record a related deferred tax liability and expense in our consolidated financial statements at December 31, 2008.

(vi)         We disposed of a domain name at December 31, 2008 and did not record the disposition of the website development costs associated with the domain name.  Due to the fact the amount was immaterial, we recorded the disposition of the website development costs in Q1 of 2009.  However, we are including this adjustment in our restated consolidated financial statements at December 31, 2008 and March 31, 2009.

(vii)        We have incorrectly accrued audit fees for the fiscal years ended December 31, 2007 and December 31, 2008 in each of those years, instead of accruing the expenses in the months subsequent to the fiscal year.  Due to the fact the amounts were immaterial, we did not reflect the adjustment at December 31, 2008, however we are including this adjustment in our restated consolidated financial statements at December 31, 2008 and March 31, 2009.

(viii)        In our response to an SEC comment letter dated May 28, 2009, we indicated that we would present amounts related to the minimum payments owing to the BCCI and IPL under our Global Cricket Venture separately on our balance sheets and statements of operations.  This modification to the presentation of our consolidated financial statements will affect our balance sheets and statements of operations at December 31, 2008 and March 31, 2009.

Office of the Chief Accountant
Division of Corporation Finance
August 25, 2009

Included as an attachment to this letter are spreadsheets showing all of the adjustments to the quarterly financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

Amending our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (collectively, the “Quarterly Report Amendments”) will be extremely burdensome for our company inasmuch as we have a limited number of staff persons who have the expertise to prepare them and these individuals will still be required to continue working on our day-to-day operations and on the preparation of documents for our on-going reporting obligations.  Furthermore, the cost of having our auditors review the Quarterly Report Amendments will be significant, at a time when our resources are limited and the prospect of being able to raise additional funds for working capital is unlikely.

We understand that the Office of the Chief Accountant is concerned with enhancing transparency and relevancy of financial reporting and promoting the fair presentation and credibility of financial statements used for investment decisions.  Set forth below is a detailed explanation of the ways in which we intend to amend our Annual Report on Form 10-K for the year ended December 31, 2008, which we believe will provide adequate protection for investors and is not inconsistent with the public interest.

(i)           We will include an explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment.

(ii)          We will prepare the MD&A based on the restated annual and quarterly financial information, explaining our operating results, trends and liquidity during each interim and annual period presented.

(iii)         We will include audited annual financial statements for the most recent two years, restated as necessary and with the appropriate columns labeled “restated”.

(iv)         We will include footnote disclosure restating the quarterly financial information with respect to the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, in lieu of filing the Quarterly Report Amendments.

(v)          We will include footnote disclosure reconciling the previously filed annual financial information to the restated financial information, on a line-by-line basis and for each material type of error separately, within and for the periods presented in the financial statements.

(vi)         We will make the appropriate revisions to Item 9A to disclose any material weaknesses that were identified as a result of the restatement and supplement, as appropriate, management’s original disclosure to include any other material information so that the disclosures are not misleading.  We will also disclose the certifying officers’ conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the amended filing.

Office of the Chief Accountant
Division of Corporation Finance
August 25, 2009

By providing the quarterly information within the amendment to our Form 10-K, we believe that investors will be in possession of the information they need to make their investment decisions.   We do not believe that filing the Quarterly Report Amendments will provide any additional benefit to the users of the financial statements.  We expect to have the draft of the amendment to our Form 10-K completed by September 11, 2009.

For these reasons we would like to obtain confirmation from the staff of the Division of Corporation Finance that it will not raise further comment regarding our need to file the Quarterly Report Amendments.

We ask that you contact our attorney, Mary Ann Sapone, at 707-937-2059 with any questions you might have regarding our request.

Very truly yours, LIVE CURRENT MEDIA INC. By: /s/ C. Geoffrey Hampson C. Geoffrey Hampson Chief Executive Officer

cc:  jacobss@sec.gov
      babular@sec.gov

EXHIBITS

March 31, 2008	As previously reported	Restatement adjustment	As restated
ASSETS
Current
Cash and cash equivalents	$4,905,745	$-	$4,905,745
Accounts receivable (net of allowance for doubtful accounts of nil)	142,220	-	142,220
Prepaid expenses and deposits	165,062	-	165,062
Current portion of receivable from sales-type lease	140,540	-	140,540
Total current assets	5,353,567	-	5,353,567

Long-term portion of receivable from sales-type lease	23,423	-	23,423
Deferred acquisition costs	121,265	-	121,265
Property & equipment	314,600	-	314,600
Website development costs	147,025	-	147,025
Intangible assets	1,625,881	-	1,625,881
Goodwill	-	66,692	66,692
Total Assets	$7,585,761	$66,692	$7,652,453

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,311,817	$-	$1,311,817
Bonuses payable	-	215,025	215,025
Deferred revenue	19,644	-	19,644
NCI Liability	-	23,972	23,972
Deferred tax liability	-	246,759	246,759
Current portion of deferred lease inducements	20,138	-	20,138
Total current liabilities	1,351,599	485,756	1,837,355

Deferred lease inducements	70,483	-	70,483
Total Liabilities	1,422,082	485,756	1,907,838

STOCKHOLDERS' EQUITY
Common Stock
Authorized: 50,000,000 common shares, $0.001 par value
Issued and outstanding:
21,446,623 common shares (December 31, 2007 - 21,446,623)	12,456	-	12,456
Additional paid-in capital	10,671,119	(57,394)	10,613,725
Accumulated deficit	(4,519,896)	(361,670)	(4,881,566)
Total Stockholders' Equity	6,163,679	(419,064)	5,744,615
Total Liabilities and Stockholders' Equity	$7,585,761	$66,692	$7,652,453

For the quarter ended March 31, 2008	As previously reported	Restatement adjustment	As restated

SALES	$1,848,479	$-	$1,848,479

COSTS OF SALES	1,486,062	-	1,486,062

GROSS PROFIT	362,417	-	362,417

EXPENSES
Amortization and depreciation	15,266	-	15,266
Corporate general and administrative	447,895	63,750	511,645
ECommerce general and administrative	169,813	-	169,813
Management fees and employee salaries	1,073,546	85,179	1,158,725
Corporate marketing	26,459	-	26,459
ECommerce marketing	149,187	-	149,187
Other expenses	629,856	-	629,856
Total Expenses	2,512,022	148,929	2,660,951

OTHER INCOME (EXPENSES)
Global Cricket Venture expenses	(55,317)	-	(55,317)
Gain from sales and sales-type lease of domain names	168,206	-	168,206
Interest and investment income	42,498	-	42,498
Minority interest	-	51,506	51,506
Total Other Income (Expenses)	155,387	51,506	206,893

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,994,218)	$(97,423)	$(2,091,641)

BASIC AND DILUTED LOSS PER SHARE	$(0.10)	(0.00)	$(0.10)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED	19,970,334	-	19,970,334

June 30, 2008	As previously reported	Restatement adjustment	As restated
ASSETS
Current
Cash and cash equivalents	$1,897,940	$-	$1,897,940
Accounts receivable (net of allowance for doubtful accounts of nil)	131,898	-	131,898
AR from GCV	733,539	-	733,539
Prepaid expenses and deposits	310,726	-	310,726
Current portion of receivable from sales-type lease	98,378	-	98,378
Total current assets	3,172,481	-	3,172,481

Long-term portion of receivable from sales-type lease	23,423	-	23,423
Property & equipment	1,225,440	-	1,225,440
Website development costs	276,030	-	276,030
Intangible assets	1,625,881	-	1,625,881
Goodwill	2,417,296	177,438	2,594,734
Total Assets	$8,740,551	$177,438	$8,917,989

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,518,222	$-	$1,518,222
Bonuses payable	333,442	340,276	673,718
Due to shareholders of Auctomatic	781,117	-	781,117
Deferred revenue	15,787	-	15,787
Deferred tax liability	-	246,759	246,759
Current portion of deferred lease inducements	20,138	-	20,138
Total current liabilities	2,668,706	587,035	3,255,741

Deferred lease inducements	65,449	-	65,449
Total Liabilities	2,734,155	587,035	3,321,190

STOCKHOLDERS' EQUITY
Common Stock
Authorized: 50,000,000 common shares, $0.001 par value
Issued and outstanding:
22,078,026 common shares (December 31, 2007 - 21,446,623)	13,087	-	13,087
Additional paid-in capital	12,483,794	52,765	12,536,559
Accumulated deficit	(6,490,485)	(462,362)	(6,952,847)
Total Stockholders' Equity	6,006,396	(409,597)	5,596,799
Total Liabilities and Stockholders' Equity	$8,740,551	$177,438	$8,917,989

For the quarter ended June 30, 2008	As previously reported	Restatement adjustment	As restated

SALES	$1,935,454	$-	$1,935,454

COSTS OF SALES	1,578,886	-	1,578,886

GROSS PROFIT	356,568	-	356,568

EXPENSES
Amortization and depreciation	43,888	-	43,888
Corporate general and administrative	591,169	-	591,169
ECommerce general and administrative	100,495	-	100,495
Management fees and employee salaries	1,479,782	124,664	1,604,446
Corporate marketing	20,243	-	20,243
ECommerce marketing	129,885	-	129,885
Other expenses	33,691	-	33,691
Total Expenses	2,399,153	124,664	2,523,817

OTHER INCOME (EXPENSES)
Interest and investment income	16,680	-	16,680
Minority interest	-	23,972	23,972
Total Other Income (Expenses)	16,680	23,972	40,652

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(2,025,905)	$(100,692)	$(2,126,597)

BASIC AND DILUTED LOSS PER SHARE	$(0.10)	(0.00)	$(0.10)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED	20,832,026	-	20,832,026

September 30, 2008	As previously reported	Restatement adjustment	As restated
ASSETS
Current
Cash and cash equivalents	$802,744	$-	$802,744
Accounts receivable (net of allowance for doubtful accounts of nil)	67,577	-	67,577
Prepaid expenses and deposits	101,042	-	101,042
Current portion of receivable from sales-type lease	23,423	-	23,423
Total current assets	994,786	-	994,786

Long-term portion of receivable from sales-type lease	23,423	-	23,423
Deferred financing costs	106,055	-	106,055
Deferred acquisition costs	320,264	-	320,264
Property & equipment	1,135,130	-	1,135,130
Website development costs	351,199	-	351,199
Intangible assets	1,625,881	-	1,625,881
Goodwill	2,428,602	177,438	2,606,040
Total Assets	$6,985,340	$177,438	$7,162,778

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$2,004,416	$-	$2,004,416
Bonuses payable	489,960	449,096	939,056
Due to shareholders of Auctomatic	749,699	-	749,699
Deferred revenue	12,371	-	12,371
Deferred tax liability	-	246,759	246,759
Current portion of deferred lease inducements	20,138	-	20,138
Total current liabilities	3,276,584	695,855	3,972,439

Deferred lease inducements	60,414	-	60,414
Total Liabilities	3,336,998	695,855	4,032,853

STOCKHOLDERS' EQUITY
Common Stock
Authorized: 50,000,000 common shares, $0.001 par value
Issued and outstanding:
22,141,026 common shares (December 31, 2007 - 21,446,623)	13,150	-	13,150
Additional paid-in capital	13,175,885	150,502	13,326,387
Accumulated deficit	(9,540,693)	(668,919)	(10,209,612)
Total Stockholders' Equity	3,648,342	(518,417)	3,129,925
Total Liabilities and Stockholders' Equity	$6,985,340	$177,438	$7,162,778

For the quarter ended September 30, 2008	As previously reported	Restatement adjustment	As restated

SALES	$1,954,684	$-	$1,954,684

COSTS OF SALES	1,602,249	-	1,602,249

GROSS PROFIT	352,435	-	352,435

EXPENSES
Amortization and depreciation	96,707	-	96,707
Amortization of website development costs	29,143	-	29,143
Corporate general and administrative	643,674	-	643,674
ECommerce general and administrative	114,973	-	114,973
Management fees and employee salaries	1,334,414	206,557	1,540,971
Corporate marketing	4,962	-	4,962
ECommerce marketing	99,412	-	99,412
Other expenses	20,000	-	20,000
Total Expenses	2,343,285	206,557	2,549,842

OTHER INCOME (EXPENSES)
Global Cricket Venture expenses	(1,010,023)	-	(1,010,023)
Accretion interest expense	(56,600)	-	(56,600)
Interest and investment income	7,266	-	7,266
Total Other Income (Expenses)	(1,059,357)	-	(1,059,357)

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(3,050,207)	$(206,557)	$(3,256,764)

BASIC AND DILUTED LOSS PER SHARE	$(0.14)	(0.01)	$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED	21,625,005	-	21,625,005